                                                                    EXHIBIT 99.2

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
ASSETS:
Investment in Globalstar, L.P...............................   $       --       $       --
                                                               ==========       ==========
Total assets................................................   $       --       $       --
                                                               ==========       ==========
LIABILITIES AND PARTNERS' CAPITAL:
Current liabilities:
  Equity losses in excess of partnership interests in
     Globalstar.............................................   $  512,897       $  461,227
                                                               ==========       ==========
Partners' capital:
  Partnership interests (18,000 interests outstanding)......   $       --       $       --
  Accumulated deficit.......................................     (512,897)        (461,227)
Total partners' capital.....................................     (512,897)        (461,227)
                                                               ----------       ----------
Total liabilities and partners' capital.....................   $       --       $       --
                                                               ==========       ==========

---------------

Note: The December 31, 2000 balance sheet has been derived from audited consolidated financial statements at that date.

                          See notes to balance sheets.

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

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION AND BUSINESS

     Loral/QUALCOMM Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/QUALCOMM Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("QUALCOMM").

     LQSS's only activity is acting as the managing general partner of Globalstar. In the first quarter of 2000, Globalstar commenced commercial operations and began the transition from a development stage entity to an operating entity. Prior to the first quarter of 2000, Globalstar devoted substantially all of its efforts to the design, development and construction of the Globalstar System and preparation for commercial operations. In 2000, Globalstar focused on operating the Globalstar System and providing global wireless telecommunications services. At September 30, 2001, LQSS held a 27.6% interest in Globalstar's outstanding ordinary partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment.

     Globalstar operates in one industry segment, satellite telecommunications, providing global mobile and fixed wireless voice and data services.

2.  BASIS OF PRESENTATION

     LQSS is a holding company that acts as a general partner of Globalstar and has no other business or investments. LQSS's sole asset is its investment in Globalstar and LQSS's results of operations reflect its share of the results of operations of Globalstar on an equity accounting basis. Accordingly, LQSS's results of operations only reflect its share of Globalstar's results of operations, as presented on Globalstar's financial statements, and the appropriate amortization and interest associated with this investment.

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests ("RPPIs") in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the senior notes as current obligations.

     Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. At Globalstar's expense, its bondholders have retained legal counsel and financial advisers. Globalstar has developed a new business plan for the purpose of restructuring the company's finances. The business plan assumes the conversion of all outstanding Globalstar debt obligations into equity in a new Globalstar company ("Newco") and the consolidation of certain Globalstar service provider operations into Newco. The service provider consolidation is intended to bring additional efficiencies to the operation of the Globalstar network and allow for increased coordination in the Globalstar service offerings and pricing. Globalstar believes that these steps are required to achieve and maintain financial viability. In addition to the service provider operations to be consolidated into Newco, Globalstar intends to continue to offer its services through existing independent gateway operators in other regions.

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

     Globalstar has been discussing its new business plan with its principal creditors, with the objective of achieving an agreement in principle with respect to the terms of a financial restructuring plan. Assuming these discussions are successfully concluded, as to which there can be no assurance, Globalstar and certain of its affiliates will commence voluntary Chapter 11 cases and seek to confirm a Chapter 11 plan which both implements the terms agreed with its creditors and binds all Globalstar's creditors. Globalstar will likely seek protection under the federal bankruptcy laws even without a prenegotiated settlement with its principal creditors. Moreover, its creditors may, at anytime, initiate involuntary bankruptcy proceedings against Globalstar. In any financial restructuring, LQSS's equity interest, along with the interests of Globalstar's other partners, will likely be severely diluted, in which event it will have little or no value, or be eliminated entirely.

     Globalstar's suspension of principal, interest and dividend payments, its continued operating losses, and its difficulty in securing additional financing raise substantial doubt about its ability to achieve financial viability as the company is currently structured. These factors, in turn, raise doubt regarding LQSS's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Globalstar, L.P.

     LQSS accounts for its investment in Globalstar's ordinary partnership interests on an equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses and recognized the remaining unallocated losses as a result of its general partner status in Globalstar in proportion to its interests in the general partner interests outstanding. LQSS, as general partner of Globalstar, is jointly and severally liable with the other general partner for the recourse obligations of Globalstar, which LQSS estimates to be approximately $1.4 billion as of September 30, 2001. As a result of its general partner status, LQSS recorded a liability of $512.9 million. Future funding or other assets, if any, of GTL may be utilized to fund this general partner liability.

4.  RESTRUCTURING

     During 2001, Globalstar reviewed its operating costs and implemented cost saving measures. In the first nine months of 2001, Globalstar incurred a restructuring charge of approximately $9.8 million, of which $8.7 million has been paid out as of September 30, 2001. The charge consisted of the following: employee separation costs of $4.7 million related to a reduction in workforce of 292 employees from March to November, 2001, fees paid to Globalstar's restructuring specialists including financial advisors, legal counsel, and other advisors of $3.8 million, and fees paid to the bondholders' legal counsel and financial advisors of $1.3 million. Globalstar's headcount on September 30, 2001 was approximately 180 employees. Globalstar provided a paid 60 day notice of termination to 52 of the 180 employees on September 19, 2001 and released them from active employment on or around that date. The effective date of termination is November 16, 2001. Expenses related to these terminations were recorded in the quarter ended September 30, 2001.

                                        39